The Cannery Kitchen & Tap
Crowdfunding Video Transcript

Community, sustainability. Ingredients from the artisans, ranchers, and farmers in our local food shed. Having relationships with the people we get our food from. These are the things that drive us. These are the things we want to share with you. The Cannery Kitchen & Tap joins the Castro Valley community in spring of 2019. We will be open for breakfast and lunch Monday through Friday and dinner seven nights a week as well as our much-loved weekend brunch. Live music is another of our passions, and we will feature local bands four nights a week, as well as our happy hour. The Cannery Kitchen & Tap will have 10 local craft beers on tap as well as local wines. Find a level of investment that works for you.

Become a part of our family. We look forward to seeing you at our table. It's time to eat well in Castro Valley.